EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

August 21, 2019

AVINO ANNOUNCES RESTRICTED SHARE UNIT AND OPTION GRANT

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; “Avino” or “the Company”) Avino has upon the recommendations of its Compensation Committee, granted an aggregate of 526,000 incentive stock options (the “Stock Options”) under its Stock Option Plan, and 1,730,500 Restricted Share Units (“RSUs”) under the Restricted Share Unit Plan to its directors, officers, employees and consultants. Both the Stock Option Plan and Restricted Share Unit Plan have been previously approved by shareholders, and no further approval from shareholders is required for these grants.

The Stock Options are exercisable for up to five years at a price of $0.79 per share and will be vested in stages over a 12-month period with no more than 1/4 of the options vesting in any three-month period from the date of the grant. The RSUs will be vested at the rate of 1/3 annually for a period of three years from the date of grant, until fully vested. The Stock Options and the RSUs are non transferable.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 350 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.